UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended September 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission file number 001-8137

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ampac Fine Chemicals LLC

Bargaining Unit 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Pacific Corporation

3883 Howard Hughes Parkway

Suite 700

Las Vegas, NV 89169

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Benefits Committee

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the Plan) as of September 30, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended September 30, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2013 and 2012, and the changes in net assets available for benefits for the year ended September 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

McLean, Virginia

March 31, 2014

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Statements of Net Assets Available for Benefits

September 30, 2013 and 2012

	2013	2012
Assets
Investments, participant directed, at fair value (Notes 3 and 4):
Fixed annuity	$—	$13
Shares of registered investment companies	9,097,621	6,661,090
American Pacific Corporation common stock (Notes 7 and 9)	4,623,437	1,170,537

Total investments	13,721,058	7,831,640
Notes receivable from participants	661,410	604,312

Total assets	14,382,468	8,435,952
Liabilities
Excess contributions refundable	4,298	—

Net assets available for benefits	$14,378,170	$8,435,952

See Notes to the Financial Statements.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended September 30, 2013

Additions to net assets attributed to:
Investment income:
Dividend and interest income	$273,061
Net appreciation in fair value of investments (Note 3)	4,704,996
Other income	12,402

4,990,459

Interest income on notes receivable from participants	25,533

Contributions:
Participant	914,430
Employer match	462,334

Total contributions	1,376,764

Total additions	6,392,756

Deductions from net assets attributed to:
Benefits paid	345,065
Plan expenses (Note 7)	18,579

Total deductions	363,644

Net increase prior to transfer out	6,029,112
Transfer of assets to American Pacific Corporation 401(k) Plan	(86,894)

Net increase	5,942,218
Net assets available for benefits:
Beginning of year	8,435,952

End of year	$14,378,170

See Notes to the Financial Statements.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 1. Plan Description

The following description of the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as restated, for a complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan open to domestic employees of Ampac Fine Chemicals LLC, a wholly owned subsidiary of American Pacific Corporation (the “Company” and “AMPAC”), who are members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). See Note 9.

Contributions: Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for catch-up contributions by participants 50 years and older before the end of the Plan year. Participants may also contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions.

The Company, at its discretion, may contribute to the Plan. For the year ended September 30, 2013, the Company elected to match contributions equal to 100% of participant contributions, up to the first 3% of participant compensation, and 50% of participant contributions, up to the next 3% of participant compensation. For the year ended September 30, 2013, the Company made matching contributions of $462,334, net of forfeitures used to reduce Company contributions of $160.

In addition, the Company may make profit sharing contributions at the Company’s discretion. There were no profit sharing contributions made for the Plan year ended September 30, 2013. Contributions are subject to certain limitations.

Participants direct the investment of their contributions, Company discretionary matching contributions and profit sharing contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and employer stock as investment options for participants. See Note 9.

Participant accounts: Each participant’s account is credited with the participant’s contributions, including amounts rolled over from other qualified plans, allocations of the Company’s discretionary matching contribution, the Company’s discretionary profit sharing contribution, Plan earnings, and is charged with benefit payments and an allocation of administrative expenses (loan and withdrawal fees). The allocations above are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 1. Plan Description (Continued)

Notes receivable from participants: In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between participant-directed investments and notes receivable from participants. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Outstanding notes receivable from participants totaled $661,410 and $604,312 at September 30, 2013 and 2012, respectively. Interest rates on participant loans vary, ranging from 4.25% to 6.00% at September 30, 2013 and 2012. Notes receivable mature from May 2014 through September 2032.

Payment of benefits: Upon termination of service, if the vested value of a participant’s account is less than $1,000, his or her account will be distributed in a lump-sum payment. If the vested value of a participant’s account exceeds $1,000, he or she may elect to (i) receive a lump-sum amount or substantially equal payments over a specified term, (ii) elect to have all of the distribution paid in a direct rollover to another qualified employer plan, or (iii) a combination of the above.

Transfer of assets: During the year ended September 30, 2013, assets of $86,894 were transferred to the American Pacific Corporation 401(k) Plan for former union employees who became non-union employees.

Forfeited accounts: At September 30, 2013 and 2012, forfeited accounts totaled $0. Forfeited accounts are utilized first to reduce Plan expenses. Any remaining forfeitures are used to reduce employer contributions. Forfeitures of $14,089 were used to reduce Plan expenses or to reduce employer contributions during the year ended September 30, 2013.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment custodian. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.

Payment of benefits: Benefits are recorded when paid.

Expenses: Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Income taxes: Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.

Accounting pronouncements adopted: In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. See Note 4 for effect of adoption.

New accounting pronouncements: In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of Topics in the ASC, including plan accounting. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2014, for non-public entities, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments was not significant to these financials. The impact of adopting ASU 2012-04 on subsequent periods is not expected to be significant.

Note 3. Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2013 and 2012 are as follows:

	2013		2012
Shares of registered investment companies:
BlackRock Global Allocation Fund		**	$551,885
Common stock:
American Pacific Corporation common stock	$4,623,437		$1,170,537

**	These investments are below 5% of the Plan’s net assets at September 30, 2013.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 3. Investments (Continued)

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2013 as follows:

Shares of registered investment companies:
BlackRock Equity Dividend Fund	50,653
BlackRock Small Cap Growth Equity Inv Fund	28,879
Fidelity Advisor Health Care Fund	26,239
Invesco American Franchise	67,826
DWS Equity 500 Index Fund	54,293
Dreyfus Small Cap Stock Index Fund	77,145
BlackRock Global Allocation Fund	38,056
Lazard Emerging Markets Open Fund	(6,789)
Invesco Real Estate Fund	(2,351)
Ivy Science and Technology Fund	108,394
Franklin Naural Resources Fund	17,222
American Funds Europacific Growth Fund	40,779
Allianz NFJ Small Cap Value Fund	41,563
American Funds Fundamental Inv Fund	32,022
JP Morgan Smart Retirement 2040 Fund	22,972
MFS Utilities Fund	23,084
Thornburg Investment Income Builder Fund	22,575
Artisian Mid Cap Value Fund	56,561
JP Morgan Smart Retirement 2030 Fund	20,481
Prudential Jennison Mid Cap Growth	60,006
Templeton Global Bond Fund	(14,671)
T. Rowe Price Small Cap Stock Fund	17,235
JP Morgan Smart Retirement 2035 Fund	18,415
Alger Health Sciences Fund	(3,621)
JP Morgan Smart Retirement 2045 Fund	16,806
JP Morgan Smart Retirement 2025 Fund	14,581
JP Morgan Smart Retirement 2050 Fund	11,737
JP Morgan Smart Retirement 2015 Fund	5,014
JP Morgan Smart Retirement 2010 Fund	3,748
JP Morgan High Yield Bond Fund	(1,182)
JP Morgan Smart Retirement 2020 Fund	3,702
Aberdeen Total Return Bond Fund	(23,492)
PIMCO Real Estate Real Return Strategy Fund	(55,402)
PIMCO GNMA Fund	(12,471)

760,009
Common stock:
American Pacific Corporation Common Stock	3,944,987

Net appreciation in fair value of investments	$4,704,996

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the new guidance are described below:

•	Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2:	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2013 and 2012.

Fixed annuity: Valued based on method outlined in the annuity contract, as calculated by the annuity provider, based on observable inputs through the review of existing contracts and readily available financial information available on the websites of the issuing financial institutions.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the plan at year end.

American Pacific Corporation common stock: Valued at trade prices that are determined by real trading executed for the Plan during market hours. The trade price may be derived from a single trade or may be an average of several trades executed for the Plan and is adjusted for commissions and applicable SEC fees.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of September 30, 2013.

	Investments at Fair Value as of September 30, 2013
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
International funds	$1,423,454	$—	$—	$1,423,454
Large cap funds	1,488,165	—	—	1,488,165
Mid cap funds	791,923	—	—	791,923
Small cap funds	1,161,079	—	—	1,161,079
Asset allocation funds	1,159,182	—	—	1,159,182
Bond funds	1,110,699	—	—	1,110,699
Specialty funds	1,639,668	—	—	1,639,668
Money market funds	323,451	—	—	323,451
American Pacific Corporation common stock	4,623,437	—	—	4,623,437

Total investments at fair value	$13,721,058	$—	$—	$13,721,058

	Investments at Fair Value as of September 30, 2012
	Level 1	Level 2	Level 3	Total
Fixed annuity	$—	$13	$—	$13
Shares of registered investment companies:
International funds	1,141,390	—	—	1,141,390
Large cap funds	1,150,703	—	—	1,150,703
Mid cap funds	517,425	—	—	517,425
Small cap funds	741,208	—	—	741,208
Asset allocation funds	838,544	—	—	838,544
Bond funds	914,773	—	—	914,773
Specialty funds	1,051,737	—	—	1,051,737
Money market funds	305,310	—	—	305,310
American Pacific Corporation common stock	1,170,537	—	—	1,170,537

Total investments at fair value	$7,831,627	$13	$—	$7,831,640

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended September 30, 2013, there were no significant transfers in or out of Levels 1, 2, or 3.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

Note 6. Income Tax Status

The Plan was adopted from a non-standardized prototype plan document offered by Great-West Trust Company, LLC. The Internal Revenue Service (“IRS”) has determined and informed the prototype sponsor by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the IRC.

The Plan has received a determination letter from the IRS dated June 23, 2011 indicating that the Plan as adopted is designed in accordance with the IRC. The Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and the related trust was exempt from taxation as of the financial statement date.

Note 7. Exempt Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by Great-West Trust Company, LLC or its affiliates. Great-West Trust Company, LLC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Great-West Trust Company, LLC totaled $4,650 for the year ended September 30, 2013.

At September 30, 2013 and 2012, the Plan held 84,431 and 98,282 shares of common stock of American Pacific Corporation, respectively, with a fair value of $4,623,437 and $1,170,537, respectively. At September 30, 2013 and 2012, the Plan held 0 and 13 units in the Employer Stock Awaiting Purchase Fund, respectively, with a fair value of $0 and $13, respectively.

Note 8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 9. Subsequent Event

On January 9, 2014, American Pacific Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and with Flamingo Parent Corp., a Delaware corporation (“Parent”), and Flamingo Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), both of which are affiliates of and controlled by H.I.G. Capital, LLC, a Delaware limited liability company (“H.I.G.”).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a tender offer (the “Offer”) on January 24, 2014 to acquire all of the outstanding shares of common stock of the Company (the “Shares”), at a purchase price of $46.50 per share, in cash (the “Offer Price”), payable without interest and less any applicable withholding taxes.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Notes to the Financial Statements

Note 9. Subsequent Event (Continued)

On February 27, 2014, AMPAC and H.I.G. announced the successful completion of the “Offer”.

A total of 5,771,139 Shares were validly tendered and not properly withdrawn from the Offer, representing approximately 68.1% of AMPAC’s outstanding Shares. In accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn were accepted for payment, and Merger Sub promptly paid for all such Shares.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired a sufficient number of Shares to close the merger of Merger Sub with and into AMPAC without the affirmative vote of AMPAC’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law.

Upon completion of the merger, AMPAC became a wholly owned portfolio company of H.I.G. Each Share that was not validly tendered in the Offer (other than Shares held by Parent, Merger Sub or AMPAC (or held in AMPAC’s treasury), any subsidiary of Parent, Merger Sub or AMPAC, or by any stockholder of AMPAC who properly exercised and perfected appraisal rights under Delaware law) was converted automatically into the right to receive the same $46.50 per Share in cash, without interest, that was paid in the Offer. In addition, the Shares ceased to be traded on the NASDAQ Stock Market at the close of market on February 27, 2014, following completion of the merger.

Prior to the merger, Ampac Fine Chemicals LLC, a participating employer in the Plan, was a wholly owned subsidiary of AMPAC. Upon completion of the merger, Ampac Fine Chemicals LLC became a wholly owned portfolio company of H.I.G. Ampac Fine Chemicals LLC continues to be a participating employer in the Plan.

The shares of common stock held by the Plan on February 27, 2014, were converted automatically into the right to receive an amount in cash equal to the Offer Price without interest. The proceeds of the sale of such shares were allocated to the account of the participant or beneficiary that held such shares. The proceeds were invested in the Federated Prime Cash Obligations Fund, after which it was subject to the participant’s or beneficiary’s further direction to invest such amounts in the other funds available for investment in the Plan.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year

September 30, 2013

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, collateral and maturity value
			Cost		Current Value
	Shares of registered investment companies:
*	Thornburg Investment Income Builder Fund	Mutual fund	*	*	$692,353
*	BlackRock Equity Dividend Fund	Mutual fund	*	*	541,696
*	Ivy Science and Technology Fund	Mutual fund	*	*	496,180
*	Prudential Jennison Mid Cap Growth Fund	Mutual fund	*	*	445,743
*	T. Rowe Price Small Cap Stock	Mutual fund	*	*	434,019
*	Lazard Emerging Markets Open Fund	Mutual fund	*	*	422,754
*	Templeton Global Bond Fund	Mutual fund	*	*	403,188
*	Dreyfus Small Cap Stock Index Fund	Mutual fund	*	*	399,884
*	Invesco American Franchise	Mutual fund	*	*	390,185
*	DWS Equity 500 Index Fund	Mutual fund	*	*	378,345
*	Fidelity Advisor Health Care Fund	Mutual fund	*	*	362,117
*	Artisian Mid Cap Value Fund	Mutual fund	*	*	346,180
*	Aberdeen Total Return Bond Fund	Mutual fund	*	*	343,524
*	Franklin Natural Resources Fund	Mutual fund	*	*	342,110
*	Allianz NFJ Small Cap Value Fund	Mutual fund	*	*	327,176
*	Federated Prime Cash Obligations Fund	Mutual fund	*	*	323,451
*	American Funds Europacific Growth Fund	Mutual fund	*	*	308,347
*	PIMCO Real Estate Real Return Strategy	Mutual fund	*	*	234,970
*	JP Morgan Smart Retirement 2025 Fund	Mutual fund	*	*	207,413
*	MFS Utilities Fund	Mutual fund	*	*	204,291
*	PIMCO GNMA Fund	Mutual fund	*	*	191,225
*	American Funds Fundamental Inv Fund	Mutual fund	*	*	177,939
*	JP Morgan High Yield Bond Fund	Mutual fund	*	*	172,762
*	JP Morgan Smart Retirement 2030 Fund	Mutual fund	*	*	166,999
*	JP Morgan Smart Retirement 2040 Fund	Mutual fund	*	*	146,744
*	JP Morgan Smart Retirement 2045 Fund	Mutual fund	*	*	143,991
*	JP Morgan Smart Retirement 2035 Fund	Mutual fund	*	*	141,308
*	JP Morgan Smart Retirement 2010 Fund	Mutual fund	*	*	131,013
*	JP Morgan Smart Retirement 2050 Fund	Mutual fund	*	*	89,995
*	JP Morgan Smart Retirement 2015 Fund	Mutual fund	*	*	73,899
*	JP Morgan Smart Retirement 2020 Fund	Mutual fund	*	*	57,820

					9,097,621
*	American Pacific Corporation Common Stock	Common stock (84,431 shares)	*	*	4,623,437
*	Participant Loans	Interest rates ranging from 4.25% - 6.00%, maturing through September 2032	*	*	661,410

	Total investments				$14,382,468

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ampac Fine Chemicals LLC Bargaining
Unit 401(k) Plan

	By:	American Pacific Corporation, as Plan Administrator

Date: March 31, 2014	By:	/s/ JOSEPH CARLEONE
Joseph Carleone
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of Independent Registered Public Accounting Firm